Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Lotus Technologies, Inc. — California

2.	Intevac Foreign Sales Corporation — Barbados

3.	Intevac Asia Private Limited — Singapore

4.	Intevac Malaysia Sdn Bhd — Malaysia

5.	IRPC, Inc. — California